

October 16, 2012

Via E-mail
David H. Murdock
Chairman of the Board
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **Re: Dole Food Company, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed September 24, 2012**
> **File No. 001-04455**

Dear Mr. Murdock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 1

Opinion of Our Financial Advisor, page 2

1. Please add here that Deutsche Bank did not express any opinion as to the sale price at which your common stock would trade at any time following the announcement or consummation of the sale transaction, as indicated under "Opinion of Our Financial Advisor," at page 38.

Interests of Certain Persons in the Sale Transaction, page 3

2. Please provide summary disclosure of the aggregate potential maximum amount of "double trigger" payments and "single trigger" payments pursuant to change of control agreements. Please also clarify the payments that will be paid at the time of this sale transaction.

<u>Effects on Our Business if the Sale Transaction is Consummated, page 6</u>

3. Please quantify the estimated amount of debt to paid down in connection with the transaction or advise.

4. We note your disclosure that you will continue to qualify for listing on the New York Stock Exchange. Please address how, or if, this sale transaction may affect your stock price. Please also address this under "Risk Factors," if applicable.

<u>Questions and Answers About the Special Meeting, page 8</u>

<u>Q: How are proxies being solicited and what is the cost?, page 11</u>

5. We note that proxies may be solicited by telephone, letter, facsimile, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

<u>Risk Factors, page 14</u>

6. We note your disclosure in the introductory paragraph that the risks below apply to your business as currently conducted. Please revise to tailor the risks to apply to your business after this sale of the assets or include separate risk factors to discuss the risks as they apply to your business operations after the sale.

7. Please include a discussion of any risks associated with the Trademark Rights Agreement in that it appears ITOCHU will use some of the trademarks that you will also will continue to use or advise.

<u>Proposal #1 Sale Proposal, page 28</u>

<u>Background of the Sale Transaction, page 28</u>

8. We note your disclosure that in early 2011 you began to consider potential strategic transactions. Your discussion here largely appears to focus on transactions involving your worldwide package food business and your Asia fresh business. Please briefly discuss any other potential transactions that were considered.

9. Please disclose who was present at various meetings. Examples include, but are not limited to, the May 18, 2012 meeting in Tokyo, the June 28, 2012 meeting in California, the July 30, 2012 meeting, the August 8 – 10 meetings at your corporate headquarters and the August 24, 2012 meeting in Tokyo.

10. Please revise the fifth paragraph on page 30 and the fourth full paragraph on page 33 to disclose the valuation range.

11. Refer to the second full paragraph on page 33. Please explain in greater detail how the final sale price was determined and disclose which party proposed the final agreed-upon price.

Reasons for the Sale Transaction and Recommendation, page 35

12. Please tell us if the board considered the potential effect on the share price after the transaction.

13. Please revise the second bullet point in the listing of potentially negative factors by briefly summarizing the actions required by third parties that are not within the control of ITOCHU or you.

14. Please add a bullet point to the list of potentially negative factors that your business following the transaction will be substantially reduced and less diversified. We note in this regard the second risk factor on page 26.

Opinion of Our Financial Advisor, page 37

15. We note the fairness opinion addresses the fairness from a financial point of view to Dole. We also note the disclosure at the top of page 34 that the board determined that the sale presented the best opportunity for obtaining the greatest value for your stockholders. Please tell us why the fairness opinion does not address fairness from a financial point of view to shareholders.

16. Please provide us with copies of the board books and any other materials prepared by the financial advisor.

17. Please revise the discussions of the various financial analyses used by Deutsche Bank so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair. We offer some additional guidance in the comments below.

18. We note that Deutsche Bank relied on projections of estimated EBITDA for 2012 and 2013 when preparing the Selected Companies Analysis, projections of estimated EDBITDA for 2012 for the Asia fresh and worldwide packaged foods businesses when preparing the Selected Precedent Transactions Analysis; and unlevered free cash flows for 2012 through 2017 and estimates of weighted average cost of capital of the combined Asia fresh and worldwide packaged foods businesses when preparing the Discounted Cash Flow Analysis. Please revise the discussion to disclose the projections relied upon by Deutsche Bank in preparation of each of the material financial analyses.

Selected Companies Analysis, page 39

19. Please briefly describe the characteristics of the selected companies' operations "that for the purposes of analysis, may be considered similar to certain operations" of your Asia fresh and worldwide packaged foods businesses. Please clarify what is meant by "certain" operations of those businesses. Please similarly revise for the Selected Precedent Transaction Analysis.

20. Please tell us whether any additional companies that fit the criteria were not used, and, if so, why not. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transaction analysis were not used, and, if so, why not.

Selected Precedent Transactions Analysis, page 40

21. We note that several of the precedent transactions were announced four to eleven years ago. Please briefly explain how these transactions are useful to this analysis in light of their age and disclose whether there is any limitation in comparability because of the passage of time.

22. Please clarify if any of the selected precedent transactions were transactions where only a portion of a company's prior total business was acquired.

Discounted Cash Flow Analysis, page 42

23. Please briefly explain each step in the Discounted Cash Flow analysis so that recipients of the proxy statement can understand how the analysis supports a conclusion that the transaction is fair from a financial point of view.

Government and Regulatory Approvals, page 43

24. Please confirm that you will update the status of your filings under the Hart-Scott-Rodino Act and filings with foreign regulators prior to the filing of your definitive proxy statement.

Material U.S. Federal Income Tax Consequences, page 50

25. Please revise the first paragraph of this section to remove the implication that the discussion is "for general information only."

Acquisition Agreement, page 52

Purchase Price, page 52

26. To the extent practicable, please quantify the excess cash left in the business that ITOCHU will pay you and the amount you will reimburse ITOCHU for any indebtedness for borrowed money for the businesses to be sold not paid off prior to the consummation of the sale transaction or advise.

Representations and Warranties, page 52

27. Refer to the first paragraph of this section. Investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included the disclosure document not misleading. Additionally, please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Unaudited Condensed Consolidated Pro Forma Financial Information, page D-1

28. We note your disclosure in the third paragraph that these pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X. Your disclosure in the second paragraph on this page indicates that these pro forma statements have been prepared to give effect to disposition of Dole Asia (packaged foods and Asia Fresh). However, your presentation on the face of the pro forma statements shows a separate column giving effect to the use of proceeds from the disposition to pay down existing indebtedness, which you have indicated is your intent elsewhere in your filing. Please revise your disclosure in the second and third paragraphs here to indicate that the pro forma statements as of the most recent balance sheet date and for the latest year, interim period, and comparative interim period have been prepared to also reflect the paydown of existing indebtedness, and that the effect thereof has been presented in a separate column as only the disposition transaction subject to vote.

29. We note from review of the Dole Asia carve-out financial statements included in this document that there are several material differences between the Dole Asia statements and the Dole Asia columns on the face of these pro forma statements. For example, your carve out statements have assigned a value to the trade name intangible of $283,046, while your pro forma balance sheet indicates a value of $389,078. We note the explanations provided in Footnote 2 (c) and (d). However, all adjustments should be referenced to notes that clearly explain the assumptions involved. Please revise your footnote explanations to include a reconciliation of the carve out statements, as presented,

to the column adjusting for the disposition of Dole Asia as presented in these pro forma financial statements. Each reconciling item should be clearly explained.

Note 1 – Sale of Dole Asia

30. Please supplementally reconcile the net assets of Dole Asia ($1,273,618) with the condensed combined balance sheet on page E-48.

Note 2 – Pro Forma Adjustments, page D-8

31. Please revise explanation (d) to indicate the percentage used in the allocation of the trade name value to Dole Asia, and expand your narrative to indicate why over 50% of the value of the trade name is assigned to Dole Asia, while Dole Asia accounts for approximately 30% of revenues, as disclosed on page 45.

32. Please revise the first paragraph of explanation (e) to indicate the amount of each type of indebtedness you intend to repay. Consider classified tabular format for clarity.

33. Further, we note from your disclosure in the third and fourth paragraphs of explanation (e) that you have included the write-off of debt issuance costs and debt discounts in the balance sheet adjustments, and that these have been presented net on the balance sheet. Please either revise your narrative to include the actual amount of the adjustment or include a table explicitly showing the calculation with a total that corresponds to the amount presented on the face of the pro forma balance sheet.

34. As a related matter, please also include the interest rates for your term loan facilities used to calculate the interest expense adjustment. In this regard, we assume you used the stated rate on your debentures and senior secured notes. Please consider showing the calculation as part of the table of indebtedness requested above, for clarity.

35. Please revise explanation (h) to cross-reference other explanations for clarity. For example, we note the $19,600 and $19,300 relate to the third and fourth paragraphs of explanation (e).

36. Please also address the cash bonus payment to Mr. Carter and the estimated amounts of the golden parachute compensation that your executive officers could receive in connection with the sale transaction. Reference is made to the disclosures on page 49.

37. We note the various ancillary agreements that will be executed in connection with and following the closing, as described on page 60. Please discuss the consideration given to the potential impact of these agreements to the financial statements.

Form of Proxy Card

38. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor

cc: Peter Wardle, Esq.
        Gibson, Dunn & Crutcher